Filed by SoftBank Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Media contacts:

Japan:	SoftBank Press office

+ 81 3 6889 2300

US:	Jim Barron +1.212.687.8080

Megan Bouchier +1.415.618.8750

Paul Kranhold +1.415.618.8750

SOFTBANK PROVIDES ANALYSIS ON THE SUPERIORITY

OF ITS SPRINT TRANSACTION

SoftBank Agreement Provides 21% Premium To Preliminary,

Highly Leveraged DISH Proposal

Tokyo – April 30, 2013 – SoftBank Corp. (TSE: 9984) (“SoftBank”) today presented an analysis of its agreed transaction with Sprint Nextel Corp. (NYSE: S) (“Sprint”), and explained to investors why its transaction is superior to the highly leveraged, preliminary approach put forward on April 15 by DISH Network Corporation (NASDAQ: DISH) (“DISH”). SoftBank Chairman and CEO Masayoshi Son outlined eleven key areas where the SoftBank transaction provides greater benefits to Sprint shareholders and calculated how the SoftBank transaction provides Sprint shareholders with cash, stock and synergies collectively representing a 21% premium to the DISH proposal.

A video replay of Mr. Son’s presentation is available in English at:

http://webcast.softbank.co.jp/en/results/20130430_sprint/

Accompanying slides are available at:

http://www.softbank.co.jp/en/design_set/data/irinfo/library/presentation/results/pdf/2012/softbank_presentation_2012_004_01.pdf

Appendix data from the presentation is available at:

http://www.softbank.co.jp/en/design_set/data/irinfo/library/presentation/results/pdf/2012/softbank_presentation_2012_004_02.pdf

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions;

the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors that will be set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, as amended, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between Sprint and SoftBank, Starburst II has filed with the SEC preliminary drafts of a Registration Statement on Form S-4 which includes a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Following the SEC’s declaring the Registration Statement effective, Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint, SoftBank and Starburst II, will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also will be available, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us - Investors” and then under the heading “Documents and Filings - SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction will also be available, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2012. Other information regarding the interests of such individuals as well as information regarding Starburst II’s directors and executive officers and prospective directors and executive officers will be available in the proxy statement/prospectus. These documents will be available free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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